

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 7, 2009

Mr. Bradley Singer
Chief Financial Officer
Discovery Communications, Inc.
One Discovery Place
Silver Spring, MD 20910

> **RE: Discovery Communications, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 26, 2009**
> **File No. 1- 34177**

Dear Mr. Singer:

   We have reviewed your filing and have the following comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

1. Please describe for us, and in future filings disclose, in a separately-captioned section, your off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. See Item 303(a)(4) of Regulation S-K.

Introduction, page 37

2. Please refer to "Results of Operations – 2008 vs. 2007." It appears your 2008 results of operations were not adjusted as stated in the disclosure. Please revise here and on page 41. In addition, explain how the 2007 As Adjusted results of operations presentation was derived, why you believe the presentation is relevant to investors, and any potential risks associated with using such presentation.

Operating Division Results, page 47

3. We note your segment measure of profit/loss is Adjusted OIBDA and you use this measure "to view operating results, perform analytical comparisons, identify strategies to improve performance and allocate resources to each operating segment." Please disclose your Adjusted OIBDA for each segment and discuss how you evaluated it to analyze its operating performance. Provide us with your proposed disclosures.

Factors Affecting Sources of Liquidity, page 54

4. Since you have material debt, interest payments, and capital expenditures as well as other operational liabilities, expand to discuss your short-term and long-term liquidity. We note that you plan to fund your uses of cash with cash in-hand, cash provided by operations and borrowings under credit facilities. Your filing should include robust disclosures that discuss how you will meet your short-term and long-term liquidity and such disclosures should include the following. Provide us with your proposed disclosures. For further guidance refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

    • Discuss whether you expect to fund your 2009 operations by utilizing your credit facilities. If so, discuss how this may impact your ability to seek new financing in 2009 "in advance of the maturity of [y]our debt facility in 2010." Also, discuss how your current debt covenants may impact your ability to seek this new financing.

- Quantify the amount of "lower than expected operating results" that you can incur to remain in compliance with your debt covenants.
- Disclose the nature and amounts of your discretionary and non-discretionary capital expenditures from the total expected capital expenditures of $60 million. Also, discuss why your expected capital expenditures are less than the $102 million incurred in 2008.
- Discuss your plans if you are not able to either refinance your maturing debt or have access to additional credit to meet your long-term liquidity needs.

Goodwill and Indefinite-lived Intangible Assets, page 59

5. We note that Goodwill accounted for 66% of your total assets at December 31, 2008. Your annual impairment test performed during the fourth quarter did not result in an impairment charge. But the decline in your stock price suggested a lower estimated fair value for each of your reporting units. As a result of this decline, the estimated fair value of your U.K. reporting unit approximates its carrying value. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

- Disclose the date of your annual impairment test.

- Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

- Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation models (discounted cash flow analysis and market-based approach) to determine the fair value of your reporting units in your impairment analysis. For example you should disclose at a minimum:

    1) the discount rates for each reporting unit and how those discount rates were determined,
    2) how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and
    3) your consideration of any market risk premiums.

- Describe changes to the assumptions and methodologies, if any, since your last impairment test. In addition, tell us how the assumptions in your most recent test were impacted by the current economic environment. For example, you should explain in detail how your discount rates reflect the market risk premiums that have been noted in the current equity and debt markets.

- Further, disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

- Provide a table showing:

    (1) the carrying value and the fair value of each reporting unit. Alternatively, if you do not disclose the fair value of each reporting unit, you should disclose its fair value if it does not exceed its carrying value by a significant amount; and

    (2) using hypothetical percentage reductions in fair value, disclose the percentage by which the fair value of a reporting unit would exceed its carrying value.

- Provide a sensitivity analysis of your most recent impairment test assumptions for your U.K. reporting unit based upon reasonably likely changes. In addition, if the fair value of any of your other reporting units does not, or would not, exceed its carrying value by a significant amount, provide such sensitivity analysis for that reporting unit.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Note 10. Intangible Assets, page 91

6. Please refer to footnote (b). Expand to disclose your amortization policy for customer lists. We note that the weighted average amortization period is 24 years and you amortized 17.5% of the gross carrying value of the customer lists in 2008.

Note 24. Reportable Segments, page 112

7. Please disclose the amount of goodwill for each segment.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, or Celeste Murphy, Legal Branch Chief or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director